UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F	☒	or	Form 40-F	☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Fumihiko Ito
Name: Fumihiko Ito
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date:  March 4, 2025

March 4, 2025

Sumitomo Mitsui Financial Group

Notice regarding Early Tender Results of Debt Tender Offers

TOKYO, March 4, 2025 --- Sumitomo Mitsui Financial Group, Inc. (the “Company,” President and Group Chief Executive Officer: Toru Nakashima) hereby announces the early tender results as of 5:00 p.m., New York City time, on March 3, 2025 (the “Early Tender Deadline”) of its previously announced cash tender offers (the “Tender Offers”) to purchase outstanding debt securities of the Company listed in the table below (collectively, the “Notes,” and each a “Series” of Notes) up to a combined aggregate principal amount of the Notes equal to U.S.$600,000,000 (the “Maximum Amount”), subject to certain acceptance priority levels, each as specified in the table below. Withdrawal rights for the Tender Offers expired at the Early Tender Deadline. Accordingly, Notes validly tendered in the Tender Offers may no longer be withdrawn except where additional withdrawal rights are required by applicable law.

The Tender Offers are being made upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase dated February 18, 2025 (the “Offer to Purchase”). Capitalized terms not otherwise defined in this press release have the same meaning as in the Offer to Purchase. References in this press release to “$” or “U.S.$” are to United States dollars unless otherwise indicated. Unless the context otherwise requires, the “Company,” “we,” “us,” “our,” and similar terms refer to Sumitomo Mitsui Financial Group, Inc. as well as to its subsidiaries.

The principal amount of each Series of Notes that were validly tendered and not validly withdrawn in the Tender Offers, according to information provided by D.F. King, the tender agent and information agent for the Tender Offers, as of the Early Tender Deadline is set forth in the table below.

Title of Security	CUSIP / ISIN	Aggregate Principal Amount Outstanding	Acceptance Priority Level	Principal Amount Tendered as of the Early Tender Deadline	Percent of Amount Outstanding Tendered	Principal Amount Expected to be Accepted
3.202% Subordinated Notes due 2029	86562M BS8 / US86562MBS89	U.S.$500,000,000	1	U.S.$255,269,000	51.05%	U.S.$255,269,000
2.142% Subordinated Notes due 2030	86562M BZ2 / US86562MBZ23	U.S.$850,000,000	2	U.S.$219,829,000	25.86%	U.S.$219,829,000

The aggregate principal amount of the Notes that were validly tendered and not validly withdrawn at or prior to the Early Tender Deadline did not exceed the Maximum Amount. Holders of the Notes may tender additional Notes prior to 5:00 p.m., New York City time, on March 18, 2025 (the “Expiration Time”). No tenders will be valid if submitted after the Expiration Time. Holders of Notes who validly tender their Notes after the Early Tender Deadline and at or before the Expiration Time will be eligible to receive the applicable Tender Consideration per $1,000 principal amount of Notes tendered by such Holder that are accepted for purchase, which is equal to the applicable Total Consideration (as defined herein) minus the Early Tender Premium (as defined herein).

Holders of Notes must have validly tendered and not validly withdrawn their Notes at or before the Early Tender Deadline to be eligible to receive the applicable Total Consideration for their tendered Notes, which already includes an early tender payment of $50 per $1,000 principal amount of the Notes accepted for purchase (the “Early Tender Premium”).

The “Total Consideration” for each $1,000 principal amount of Notes of any Series tendered and accepted for purchase pursuant to the Tender Offers will be determined in the manner set forth in the Offer to Purchase by reference to a yield to maturity equal to the sum of (i) the applicable fixed spread over (ii) the yield corresponding to the bid-side price of the applicable Reference U.S. Treasury Security, as displayed on the applicable Bloomberg Reference Page, each as specified in the Offer to Purchase, and as calculated by the Dealer Managers at 9:00 a.m., New York City time, on March 4, 2025, which Total Consideration so calculated will already include the applicable Early Tender Premium. For avoidance of doubt, the Early Tender Premium is not payable in addition to the Total Consideration calculated from the applicable fixed spread and applicable reference yield.

The Company expects that settlement for Notes validly tendered and not validly withdrawn on or before the Early Tender Deadline that are accepted for purchase will be March 11, 2025 (the “Early Settlement Date”), assuming the conditions to the Tender Offers are satisfied or waived. Holders whose Notes are accepted for purchase pursuant to the Tender Offers will also receive accrued and unpaid interest on their purchased Notes from the last interest payment date for such Notes to, but excluding, the Early Settlement Date.

On February 25, 2025, the Company completed the offering of perpetual subordinated debt securities, thereby satisfying the New Notes Condition to the Tender Offers described in the Offer to Purchase. The Company’s obligation to accept for purchase and to pay for the Notes validly tendered in the Tender Offers is subject to the satisfaction or waiver of the remaining conditions described in the Offer to Purchase.

Additional Information

From time to time, the Company or its affiliates may purchase additional Notes in the open market, in privately negotiated transactions, through tender offers, exchange offers or otherwise, or may redeem the Notes under certain conditions pursuant to their terms. Any future purchases may be on the same terms or on terms that are more or less favorable to Holders of Notes than the terms of the Tender Offers. Any future purchases by the Company or its affiliates will depend on various factors existing at that time. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we may choose to pursue in the future.

None of the Company, the Dealer Managers, the Tender Agent, the Information Agent or the Trustee, or any of their respective affiliates, makes any recommendation to any Holder whether to tender or refrain from tendering any or all of such Holder’s Notes, and none of them has authorized any person to make any such recommendation.

SMBC Nikko Securities America, Inc., Goldman Sachs & Co. LLC, Merrill Lynch International and Citigroup Global Markets Inc. are serving as the Dealer Managers in connection with the Tender Offers. Questions regarding the terms of the Tender Offers should be directed to SMBC Nikko Securities America, Inc. at +1 (888) 284-9760 (U.S. toll free) or +1 (212) 224-5135 (collect), to Goldman Sachs & Co. LLC at +1 (800) 828-3182 (U.S. toll free), +1 (212) 357-1452 (U.S. collect) or +44 207 774 4836 (Europe), to Merrill Lynch International at +44 207 996 5420 (Europe) or +1 (888) 292-0070 (U.S. toll free), and to Citigroup Global Markets Inc. at +1 (800) 558-3745 (U.S. toll free) or +1 (212) 723-6106 (collect). Any questions or requests for assistance or additional copies of the Offer to Purchase or the documents incorporated by reference therein may be directed to D.F. King & Co., Inc., which is acting as the Tender Agent and the Information Agent for the Tender Offers, at the following telephone numbers: +1 (800) 967-0271 (U.S. toll free); all others at +1 (212) 269-5550 (all others); or by email to sumitomo@dfking.com.

Offer and Distribution Restrictions

This press release is for informational purposes only. This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such offer, solicitation, or sale would be unlawful. The Tender Offers are being made solely pursuant to terms and conditions set forth in the Offer to Purchase and only to such persons and in such jurisdictions as are permitted under applicable law.

United Kingdom

The communication of this press release, the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made by, nor have any such documents and/or materials been approved by, an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons falling with the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”)) or to those persons who are creditors or members of the applicable Offeror or other persons falling within Article 43 of the Order, or to any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Order.

Canada

Holders that are resident in Canada are advised that the information contained within the Offer to Purchase has not been prepared with regard to matters that may be of particular concern to residents of Canada and does not provide a description of the Canadian tax considerations that may be relevant to a decision to tender Notes. Accordingly, Canadian residents should consult with their own legal, financial and tax advisers concerning the information contained within the Offer to Purchase in their particular circumstances.

Ireland

The Tender Offers are not being made, directly or indirectly, to the public in Ireland and no offers or sales of any Notes under or in connection with the Offer to Purchase may be effected and the Offer to Purchase may not be distributed in Ireland except in conformity with the provisions of Irish law including (i) the Companies Act 2014 (as amended), (ii) Regulation (EU) 2017/1129 (the Prospectus Regulation), the European Union (Prospectus) Regulations 2019 (as amended) and any rules and guidance issued under Section 1363 of the Companies Act 2014 by the Central Bank of Ireland, (iii) the European Union (Markets in Financial Instruments) Regulations, 2017 (as amended, the “MiFiD II Regulations”), including Regulation 5 (Requirement for authorisation (and certain provisions concerning MTFs and OTFs) thereof or any rules or codes of conduct made under the MiFiD II Regulations and the provisions of the Investor Compensation Act 1998 (as amended), (iv) the Market Abuse Regulation (Regulation (EU) No. 596/2014) (as amended), the European Union (Market Abuse) Regulations 2016 (as amended) and any rules and guidance issued under Section 1370 of the Companies Act 2014, and (v) the Central Bank Acts 1942 to 2018 (as amended) and any codes of practice made under Section 117(1) of the Central Bank Act 1989 (as amended).

Belgium

Neither this press release, the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Tender Offers may not be made in Belgium by way of a public offering, as defined in Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Tender Offers may not be advertised and the Tender Offers will not be extended, and neither this press release, the Offer to Purchase nor any other documents or materials relating to the Tender Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offering of financial instruments and the admission to trading of financial instruments on regulated markets, acting on their own account. The Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offers. Accordingly, the information contained in this press release, the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Tender Offers are not being made, directly or indirectly, to the public in France. Neither this press release, the Offer to Purchase nor any other documents or offering materials relating to the Tender Offers has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Tender Offers. This press release and the Offer to Purchase have not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Tender Offers, this press release, the Offer to Purchase or any other documents or materials relating to the Tender Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Tender Offers are being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”). The Tender Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Holders or beneficial owners of the Notes that are residents of or located in Italy can offer the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations and with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offers.

Switzerland

Neither this press release, the Offer to Purchase nor any other offering or marketing material relating to the Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange.

Accordingly, the investor protection rules otherwise applicable to investors in Switzerland do not apply to the Tender Offers. When in doubt, investors based in Switzerland are recommended to contact their legal, financial or tax adviser with respect to the Tender Offers.

Singapore

The Offer to Purchase has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. The Offer to Purchase does not constitute an offering of securities in Singapore pursuant to the Securities and Futures Act 2001 of Singapore.

The People’s Republic of China

The Offer to Purchase may not be circulated or distributed in or into the People’s Republic of China (the “PRC”) and the Tender Offers may not be made, directly or indirectly, to any resident of the PRC except to the extent consistent with the applicable laws and regulations of the PRC.

Forward-Looking Statements

This press release includes forward-looking statements. They are based on current expectations and projections about future events, and are therefore subject to risks and uncertainties which are outside of the Company’s control and could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on the Company’s current understanding and assessment of relevant factors and reasonable assumptions about the future.

Given these uncertainties, investors are cautioned not to place undue reliance on forward-looking statements. Investors are also urged to carefully review and consider the various disclosures that the Company makes, which attempt to advise interested parties of the factors that affect the Company’s business, including the section entitled “Risk Factors and Other Considerations” in the Offer to Purchase and sections entitled “Risk Factors” in reports the Company files with, or furnishes to, the SEC from time to time, specifically the Company’s annual report on Form 20-F and current reports on Form 6-K. Except as required by law, the Company disclaims any intent or obligation to update publicly any forward-looking statements set forth in this press release, whether as a result of new information, future events or otherwise.